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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ----------------------------
                                 SCHEDULE 13E-3
                                 (RULE 13E-100)


           RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                       (AMENDMENT NO. 2 - FINAL AMENDMENT)

                            FOREVER ENTERPRISES, INC.
                                (NAME OF ISSUER)

                            FOREVER ENTERPRISES, INC.
                       (NAME OF PERSONS FILING STATEMENT)

                          COMMON STOCK, $0.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   346288-10-3
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                              MR. BRENT D. CASSITY
                             CHIEF EXECUTIVE OFFICER
                            FOREVER ENTERPRISES, INC.
                                 10 S. BRENTWOOD
                             CLAYTON, MISSOURI 63105
                                  314-726-3371
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
  RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSONS FILING STATEMENT)

                                 WITH COPIES TO:
                               MARY ANNE O'CONNELL
                            HUSCH & EPPENBERGER, LLC
                         190 CARONDELET PLAZA, SUITE 600
                            ST. LOUIS, MO 63105-3441
                                 (314) 480-1715

                            ------------------------

     This statement is filed in connection with (check the appropriate box):
a.  [ ]     The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule  13e-3(c) under the Securities Exchange Act of 1934.
b.  [ ]     The filing of a registration statement under the Securities Act of
            1933.
c.  [X]     A tender offer.
d.  [  ]    None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]
Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                            ------------------------
                            CALCULATION OF FILING FEE
 ===============================================================================
         Transaction valuation: $17,910*           Amount of filing fee: $2.00
 ===============================================================================
     * Calculated solely for the purpose of determining the filing fee, based upon the odd-lot tender offer price of $10 per share for the eligible common stock, multiplied by 1,791, the maximum number of shares to be purchased in the offer.
     [X] Check the box if any part of the fee is offset as provided by Rule
         Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


         Amount Previously Paid:   2.00       Filing Party: Forever Enterprises,
         Form or Registration No.: 13E-3                    Inc.
                                              Date Filed: November 7, 2003

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            The purpose of this Final Amendment is to report the results of the
Offer to Purchase, which expired at 5:00 p.m., Central Standard Time, on Friday, December 19, 2003. The information set forth in Items 1 through 16 of Amendment No. 1 to Schedule 13E-3 is incorporated herein by reference with respect to Items 1 through 16 of this Final Amendment, as supplemented by the information in Items specifically updated in this Final Amendment.

ITEM 2:  SUBJECT COMPANY INFORMATION.

         Item 2 of the Schedule 13E-3 is hereby amended and supplemented by adding the following paragraph thereto:

         The Offer expired at 5:00 p.m., Central Standard Time, on Friday, December 19, 2003. The Company received tenders of 540 shares of Common Stock from 54 eligible tendering stockholders (exclusive of those holding their shares in street name) and no shares of Common Stock from eligible tendering shareholders holding their shares in street name. The Company has accepted all of these tenders of Common Stock and made payment to such tendering shareholders at the offer price of $10 per share.

ITEM 4:  TERMS OF THE TRANSACTION.

         Item 4 of the Schedule 13E-3 is hereby amended and supplemented by adding the following paragraph thereto:

         The Offer expired at 5:00 p.m., Central Standard Time, on Friday, December 19, 2003. The Company received tenders of 540 shares of Common Stock from 54 eligible tendering stockholders (exclusive of those holding their shares in street name) and no shares of Common Stock from eligible tendering shareholders holding their shares in street name. The Company has accepted all of these tenders of Common Stock and made payment to such tendering shareholders at the offer price of $10 per share.

ITEM 11: INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Item 11 of the Schedule 13E-3 is hereby amended and supplemented by adding the following paragraph thereto:

         The Offer expired at 5:00 p.m., Central Standard Time, on Friday, December 19, 2003. The Company received tenders of 540 shares of Common Stock from 54 eligible tendering stockholders (exclusive of those holding their shares in street name) and no shares of Common Stock from eligible tendering shareholders holding their shares in street name. The Company has accepted all of these tenders of Common Stock and made payment to such tendering shareholders at the offer price of $10 per share.

ITEM 16: EXHIBITS.

         Item 16 of Schedule 13E-3 is hereby amended and supplemented by adding the following exhibits thereto:

              (a)(1) Offer to Purchase, dated November 7, 2003, as supplemented December 11, 2003 and December 26, 2003.

              (a)(6)   Press Release of the Company, dated December 26, 2003.




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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the statement is true, complete and correct.

Dated:   December 26, 2003

                                            FOREVER ENTERPRISES, INC.



                                            By:   /s/ Brent D. Cassity
                                                  ------------------------------
                                            Name:     Brent D. Cassity
                                            Title:    Chief Executive Officer






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                                  EXHIBIT INDEX


EXHIBIT NO.                  EXHIBIT


  (a)(1) Offer to Purchase, dated November 7, 2003, as supplemented December 11, 2003 and December 26, 2003.

  (a)(6)   Press Release of the Company, dated December 26, 2003.












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